

May 10, 2013

<u>Via E-mail</u>
Paul Reilly
Chief Financial Officer
Arrow Electronics, Inc.
7459 S. Lima Street,
Englewood, Colorado 80112

> **Re:** **Arrow Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 7, 2013**
> **File No. 001-04482**

Dear Mr. Reilly:

We have reviewed your response letter dated April 25, 2013 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1.   We note your response to our prior comment 2. It is unclear why you are describing your market as "worldwide semiconductor sales" rather than a more tailored definition of your market such as "electronic distributors" as your previous response indicated. Please tell us why you believe this is the appropriate market to use in this regard.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief